UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

TNE: SHAREHOLDERS APPROVE
SPIN-OFF OF CALL CENTER BUSINESS

Rio de Janeiro, December 29, 2004 - TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE: TNE), announced that, at a General Shareholders' Meeting held today at the Company's Headquarters in Rio, the Company approved the spin-off of its call center subsidiary, Contax Participações S.A. ("Contax"). This transaction was object of a Relevant Fact issued by TNE on November 26, 2004.

The Shareholders of TNE also approved the execution of all the formalities required to enforce that decision, including new service agreements between Contax and Telemar Norte Leste S.A. ("TMAR") and between Contax and TNL PCS S.A. ("Oi").

As a result of the meeting:

(a)  The Capital of TNE was reduced by R$277.5 million, corresponding to the investment held by TNE in Contax, with the subsequent change in the Company's Bylaws to reflect that reduction. The new Capital of TNE became R$4,534,492,867.62, represented by a total of 387,918,872 shares, with 129,306,291 common shares and 258,612,581 preferred shares.

(b)  All shareholders of TNE will be entitled to shares of Contax in the same proportion of their stake in TNE (one common or preferred share of Contax per one common or preferred share held at TNE). It is important to note that TNE shares will only start trading "ex-rights of receiving Contax shares" after a minimum period of 60 (sixty) days, which is the required legal time for opposition by TNE lenders. At a closer date to that maturity, TNE will issue a new press release indicating the effective "ex-date" as well as the dates on which Contax shares will be transferred to TNE shareholders and will start trading at the Bovespa. Such release will also indicate the basic procedures for the receipt of the new Contax shares by TNE shareholders and TNE ADR holders.

For more information, please contact:

TNE – INVESTOR RELATIONS Roberto Terziani (invest@telemar.com.br) 55 21 3131 1208 Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314 Fax: 55 21 3131 1155	THE GLOBAL CONSULTING GROUP Kevin Kirkeby (kkirkeby@hfgcg.com) Tel: 1-646-284-9416; Fax: 1-646-284-9494